

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

September 14, 2012

Via Email
Cooper Anderson
Chief Financial Officer
GreenHaven Coal Index Fund
c/o GreenHaven Coal Services, LLC
3340 Peachtree Road, Suite 1910
Atlanta, Georgia 30326

> **Re:** **GreenHaven Coal Index Fund**
> **Amendment No. 1 to Registration Statement on**
> **Form S-1**
> **Filed August 23, 2012**
> **File No. 333-182301**

Dear Mr. Anderson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 5 of our letter dated July 19, 2012. Please identify the entity providing the approval of the third party vendors and explain how the advisor quotes are obtained.

Prospectus cover page

2.   Please disclose on the cover page that the fund expects to be classified as a partnership and investors may receive a schedule K-1.

3.   Please revise to disclose when the offering will end. Please refer to Item 501(b)(8)(iii) of Regulation S-K.

4.   Please confirm that you will identify the Initial Purchaser on your cover page at effectiveness.

The Coal Market, page 19

5.   Please disclose whether the futures market for coal has recently been in contango or backwardization.

The Fund, page 22

6.   We note your response to comment 7 on page 17. Please clarify if there are any limitations, other than market or regulatory limitations, to your ability to invest in assets that are not futures contracts. For instance, are you able to increase investments in OTC derivatives in order to minimize transaction costs?

Fees Payable to Service Providers, page 26

7.   We note your response to comment 11, repeating the disclosure that was already in your risk factor on page 11. This disclosure does not appear to address the cumulative effect, if any, fees may have on your ability to track the referenced index. If you believe that the impact of fees is completely mitigated by the interests you would earn on treasuries held, please revise to explain such belief.

Plan of Distribution, page 70

8.   We note that the Marketing Agent will assist in selling the securities. Please discuss whether the Marketing Agent is an underwriter.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at (202) 551-3386 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief